DONALD R. REYNOLDS

dreynolds@wyrick.com

November 13, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Kevin Dougherty

Re:	Blackbaud, Inc.
Annual Report on Form 10-K
Filed February 29, 2008
File No. 000-50600

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008

Current Report on Form 8-K/A
Filed September 19, 2008

Dear Mr. Dougherty:

We write this letter on behalf of our client Blackbaud, Inc. (the “Company”) with regard to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated October 28, 2008. As we discussed on the telephone today, the Company received the letter yesterday, is working on a response and intends to submit that response on or before Wednesday, November 26, 2008. If the Staff has any questions or further comments, please direct them to me.

Sincerely,

Donald R. Reynolds